Exhibit 1

NXP Semiconductors Reports First Quarter 2018 Results

Q1 2018
Revenue	$2.269 billion
GAAP Gross margin	51.7%
GAAP Operating margin	6.1%
Non-GAAP Gross margin	52.9%
Non-GAAP Operating margin	27.2%

EINDHOVEN, The Netherlands, May 3, 2018 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the first quarter 2018 ended April 1, 2018.

NXP delivered first quarter revenue of $2.27 billion, an increase of approximately 3 percent year on year, and a decrease of 8 percent as compared to the prior quarter, with the annual period comparison impacted by the divestment of the Standard Products business during the first quarter of 2017. HPMS segment revenue was $2.17 billion, an increase of 8 percent year on year, and a decrease of 8 percent on a sequential basis.

Within the Automotive group, first quarter revenue was $995 million, up 10 percent year on year, with auto MCU, advanced analog and infotainment all contributing to the year on year growth. Within the Secure Connected Devices group, first quarter revenue was $633 million, up 17 percent year on year driven by demand for general purpose, multi-market MCU and high performance application processor products, and continued year on year growth of mobile transaction products. In the Secure Interface and Infrastructure group, first quarter revenue was $396 million, down 12 percent year on year due to declines within the Digital Networking and RF-based product groups, with annual growth in Interface and Power products offsetting declines. Lastly, in Secure Identification Solutions group, first quarter revenue was $142 million, up 25 percent year on year due to growth in the mobility and retail, and government identification markets, and continued stabilization in the global bank-card market.

“We continue to believe that our transaction with Qualcomm is important to supporting our customers’ long term requirements in both autonomous driving and secure IoT given our complimentary product portfolios, Qualcomm’s strength in connectivity and high end processing. On April 19th, NXP agreed with Qualcomm to an extension of the purchase agreement to facilitate the final needed regulatory approval by the Ministry of Commerce (“MOFCOM”) of the Government of China, the last remaining regulatory requirement as all other regulatory authorities have cleared more than three and a half months ago. Once all required regulatory approvals are obtained, the companies can execute the final tender offer process to complete the transaction. Finally, I would like to personally thank all our employees for their focus and significant effort they have invested to assure NXP’s success and to thank all our customers for their commitment to NXP.” said Richard Clemmer, NXP Chief Executive Officer.

“In the first quarter, our GAAP operating margin was 6.1 percent, a decline from the 75.9 percent reported in the first quarter of 2017 due to the $1.6 billion realized gain related to the divestment of the Standard Products business during the first quarter of 2017. Our first quarter non-GAAP operating margin was 27.2 percent, essentially flat as compared to the first quarter of 2017. On a sequential basis, our first quarter GAAP operating margin declined 250-basis points from the 8.6 percent reported in the fourth quarter of 2017, and our non-GAAP operating margin declined 390-basis points due to the sequential revenue decline, associated gross profit fall-through, and increased product development costs. And finally, due to an improved net debt position and positive cash flow generation, our overall financial leverage was reduced to 0.82x,” said Peter Kelly, NXP Chief Financial Officer.

Summary of Reported First Quarter 2018 ($ millions, unaudited)

	Q1 2018	Q4 2017	Q1 2017	Q - Q	Y - Y
Product Revenue	$2,166	$2,348	$2,129	-8%	2%
Corporate & Other	$103	$108	$82	-5%	26%

Total Revenue	$2,269	$2,456	$2,211	-8%	3%
GAAP Gross Profit	$1,172	$1,242	$1,079	-6%	9%
Gross Profit Adjustments (1)	$(28)	$(89)	$(65)
Non-GAAP Gross Profit	$1,200	$1,331	$1,144	-10%	5%
GAAP Gross Margin	51.7%	50.6%	48.8%
Non-GAAP Gross Margin	52.9%	54.2%	51.7%
GAAP Operating Income / (Loss)	$138	$210	$1,679	-34%	-92%
Operating Income Adjustments (1)	(479)	(553)	1,080
Non-GAAP Operating Income	$617	$763	$599	-19%	3%
GAAP Operating Margin	6.1%	8.6%	75.9%
Non-GAAP Operating Margin	27.2%	31.1%	27.1%

(1)	For an explanation of GAAP to non-GAAP adjustments, please see “Non-GAAP Financial Measures” on page 3 of this release.

Additional Information for the First Quarter 2018:

•	On October 27, 2016 Qualcomm, Incorporated (NASDAQ: QCOM), (“Qualcomm”) and NXP Semiconductors N.V. (NASDAQ: NXPI), announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Qualcomm will acquire NXP. Under the terms of the revised definitive agreement, a subsidiary of Qualcomm will commence a tender offer to acquire all the issued and outstanding shares of NXP for $127.50 per share in cash. The tender offer commenced on November 18, 2016.

•	On April 19, 2018 Qualcomm and NXP entered into an amendment to their purchase agreement, extending the end date of the purchase agreement until July 25, 2018. The amendment also provides that if the parties have not received all required regulatory approvals, including from the Ministry of Commerce in China (MOFCOM), by 11:59 p.m. New York City time on July 25, 2018, Qualcomm will pay the previously agreed termination fee to NXP no later than 9:00 a.m. New York City time on July 26, 2018.

•	Total gross debt was $6.58 billion, up from the $6.57 billion at the end of the fourth quarter of 2017, and up from the $6.51 billion at the end of the first quarter of 2017. Cash was $3.98 billion, an increase from the $3.55 billion at the end of the fourth quarter of 2017, and an increase from the $2.24 at the end of the first quarter of 2017. Net debt at the end of the first quarter was $2.60 billion, a decline from the $3.02 billion at the end of the fourth quarter of 2017, and decline from $4.27 billion at the end of the first quarter of 2017. Trailing twelve months, adjusted EBITDA was $3.18 billion, an increase from $3.16 billion at the end of the fourth quarter of 2017, and an increase from $3.06 billion at the end of the first quarter of 2017. Financial leverage, defined as net debt divided by trailing twelve months adjusted EBITDA was 0.82x, an improvement from 0.96x at the end of the fourth quarter of 2017, and an improvement from 1.40x reported at the end of the first quarter of 2017.

•	Cash flow from operations was $620 million, a decrease from the $738 million at the end of the fourth quarter of 2017. Net capital expenditures on property, plant and equipment was $156 million, an increase from the $132 million at the end of the fourth quarter of 2017. Non-GAAP free cash flow, defined as cash flow from operations, less net capital expenditures on property, plant and equipment was $464 million, a decrease from the $606 million at the end of the fourth quarter of 2017.

•	During the first quarter NXP repurchased 0.3 million shares for a total cost of $30 million. Weighted average number of diluted shares (after deduction of treasury shares) for the three-month period ended April 1, 2018 was 347 million. Due to the pending acquisition by Qualcomm, NXP has suspended its open market share repurchases. Shares are currently only repurchased in relation to employee equity award transactions.

•	Net cash paid for interest was $21 million in the first quarter.

•	Net cash paid for income taxes related to on-going operations was $16 million, with an additional $28 million paid related to the divestment of the Standard Products business, for a total of $44 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported first quarter 2018 operating income of $31 million, EBITDA of $43 million and a closing cash balance of $241 million.

•	NXP combined wafer-fab utilization averaged 93 percent, as compared to 91 percent in the prior quarter, and 95% in the first quarter of 2017.

•	Working capital metrics and channel inventory was:

•	Days of inventory held by NXP was 106 days, up 7 days sequentially versus the fourth quarter;

•	Days payable was 83 days, down 9 days sequentially from the fourth quarter;

•	Days sales was 32 days a decline of 1 day sequentially from the fourth quarter;

•	The cash conversion cycle was 55 days, an increase of 15 days versus the fourth quarter;

•	Channel inventory held by NXP’s distribution partners was 2.4 months, essentially flat on a sequential basis, and in line with NXPs long-term channel target of 2.5 months, plus or minus a half month;

•	Sales into the distribution channel were down 14 percent sequentially;

•	Sales out of the distribution channel were down 8 percent sequentially.

Supplemental Information ($ millions, unaudited)

	Q1 2018	Q4 2017	Q1 2017	Q-Q	Y-Y
Automotive	$995	$970	$906	3%	10%
Secure Identification Solutions (SIS)	$142	$136	$114	4%	25%
Secure Connected Devices (SCD)	$633	$745	$541	-15%	17%
Secure Interface & Infrastructure (SI&I)	$396	$497	$450	-20%	-12%

High Performance Mixed Signal (HPMS)	$2,166	$2,348	$2,011	-8%	8%
Standard Products (STDP)	$—	$—	$118	NM	NM

Product Revenue	$2,166	$2,348	$2,129	-8%	2%
Corporate & Other	$103	$108	$82	-5%	26%

Total Revenue	$2,269	$2,456	$2,211	-8%	3%

Guidance and Conference Call

As previously announced, NXP will not hold an earnings call nor provide forward guidance for the second quarter of 2018 due to the pending acquisition of NXP by Qualcomm.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016 and foreign exchange gains and losses.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ:NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.26 billion in 2017. Find out more at www.nxp.com

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects, our ability to complete merger and acquisition related activity including risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V., a wholly owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know, what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	April 1, 2018	December 31, 2017	April 2, 2017
Revenue	$2,269	$2,456	$2,211
Cost of revenue	(1,097)	(1,214)	(1,132)

Gross profit	1,172	1,242	1,079
Research and development	(426)	(414)	(367)
Selling, general and administrative	(248)	(269)	(266)
Amortization of acquisition-related intangible assets	(360)	(347)	(365)

Total operating expenses	(1,034)	(1,030)	(998)
Other income (expense)	—	(2)	1,598

Operating income (loss)	138	210	1,679
Financial income (expense):
Extinguishment of debt	—	—	(41)
Other financial income (expense)	(68)	(79)	(95)

Income (loss) before taxes	70	131	1,543
Benefit (provision) for income taxes	(2)	629	(230)
Results relating to equity-accounted investees	2	8	5

Net income (loss)	70	768	1,318
Less: Net income (loss) attributable to non-controlling interests	12	15	13

Net income (loss) attributable to stockholders	58	753	1,305
Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
Basic	$0.17	$2.20	$3.88
Diluted	$0.17	$2.17	$3.79
Weighted average number of shares of common stock outstanding during the period (in thousands):
Basic	343,661	342,088	336,396
Diluted	346,899	347,176	344,011

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	April 1, 2018	December 31, 2017	April 2, 2017
Current assets:
Cash and cash equivalents	$3,983	$3,547	$2,238
Accounts receivable, net	791	879	983
Inventories, net	1,251	1,236	1,144
Other current assets	536	382	317

Total current assets	6,561	6,044	4,682
Non-current assets:
Other non-current assets	888	981	816
Property, plant and equipment, net	2,307	2,295	2,279
Identified intangible assets, net	5,494	5,863	6,983
Goodwill	8,877	8,866	8,854

Total non-current assets	17,566	18,005	18,932
Total assets	24,127	24,049	23,614
Current liabilities:
Accounts payable	984	1,146	975
Restructuring liabilities-current	67	74	95
Accrued liabilities	865	747	984
Short-term debt	1,249	751	11

Total current liabilities	3,165	2,718	2,065
Non-current liabilities:
Long-term debt	5,329	5,814	6,498
Restructuring liabilities	15	15	22
Deferred tax liabilities	650	701	1,489
Other non-current liabilities	1,078	1,085	917

Total non-current liabilities	7,072	7,615	8,926
Non-controlling interests	201	189	234
Stockholders’ equity	13,689	13,527	12,389

Total equity	13,890	13,716	12,623
Total liabilities and equity	24,127	24,049	23,614

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	April 1, 2018	December 31, 2017	April 2, 2017
Cash Flows from operating activities
Net income (loss)	$70	$768	$1,318
Adjustments to reconcile net income (loss):
Depreciation and amortization	491	542	534
Stock-based compensation	69	78	68
Amortization of discount on debt	10	10	10
Amortization of debt issuance costs	3	3	3
Net gain on sale of assets	—	(4)	(1,597)
Loss on extinguishment of debt	—	—	41
Results relating to equity accounted investees	(2)	(8)	(5)
Changes in deferred taxes	(42)	(593)	25
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	81	(25)	4
(Increase) decrease in inventories	(36)	(31)	(28)
Increase (decrease) in accounts payable and accrued liabilities	(26)	82	244
Decrease (Increase) in other non-current assets	—	(92)	(1)
Exchange differences	5	5	12
Other items	(3)	3	(3)

Net cash provided by (used for) operating activities	620	738	625
Cash flows from investing activities:
Purchase of identified intangible assets	(18)	(10)	(24)
Capital expenditures on property, plant and equipment	(156)	(133)	(161)
Proceeds from disposals of property, plant and equipment	—	1	—
Proceeds from sale of interests in businesses, net of cash divested	—	—	2,614
Other	—	7	(1)

Net cash provided by (used for) investing activities	(174)	(135)	2,428
Cash flows from financing activities:
Repurchase of long-term debt	—	—	(2,728)
Principal payments on long-term debt	—	(4)	(4)
Cash proceeds from exercise of stock options	20	129	36
Purchase of treasury shares	(30)	(248)	(26)

Net cash provided by (used for) financing activities	(10)	(123)	(2,722)
Effect of changes in exchange rates on cash positions	—	2	13

Increase (decrease) in cash and cash equivalents	436	482	344
Cash and cash equivalents at beginning of period	3,547	3,065	1,894

Cash and cash equivalents at end of period	3,983	3,547	2,238
Net cash paid during the period for:
Interest	21	81	53
Income taxes	44	67	56
Non-cash adjustment related to the adoption of ASC 606:
Receivables and other current assets	(36)	—	—
Inventories	22	—	—

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	April 1, 2018	December 31, 2017	April 2, 2017
High Performance Mixed Signal (HPMS)	2,166	2,348	2,011
Standard Products	—	—	118

Product Revenue	2,166	2,348	2,129
Corporate and Other	103	108	82

Total Revenue	$2,269	$2,456	$2,211

HPMS Revenue	$2,166	$2,348	$2,011
Percent of Total Revenue	95.5%	95.6%	91.0%
HPMS segment GAAP gross profit	1,161	1,228	1,030
PPA effects	(18)	(78)	(58)
Restructuring	—	—	—
Stock based compensation	(9)	(10)	(8)
Other incidentals	—	—	—

HPMS segment non-GAAP gross profit	$1,188	$1,316	$1,096

HPMS segment GAAP gross margin	53.6%	52.3%	51.2%
HPMS segment non-GAAP gross margin	54.8%	56.0%	54.5%
HPMS segment GAAP operating profit	161	246	81
PPA effects	(381)	(430)	(429)
Restructuring	—	—	9
Stock based compensation	(69)	(77)	(67)
Merger-related costs	(3)	(3)	(2)
Other incidentals	—	—	—

HPMS segment non-GAAP operating profit	$614	$756	$570

HPMS segment GAAP operating margin	7.4%	10.5%	4.0%
HPMS segment non-GAAP operating margin	28.3%	32.2%	28.3%
Standard Products Revenue	$—	$—	$118
Percent of Total Revenue	—	—	5.3%
Standard Products segment GAAP gross profit	—	—	45
PPA effects	—	—	—
Restructuring	—	—	—
Stock based compensation	—	—	(1)
Other incidentals	—	—	4

Standard Products segment non-GAAP gross profit	$—	$—	$42

Standard Products segment GAAP gross margin	NM	NM	38.1%
Standard Products segment non-GAAP gross margin	NM	NM	35.6%
Standard Products segment GAAP operating profit	—	—	31
PPA effects	—	—	—
Restructuring	—	—	—
Stock based compensation	—	—	(2)
Other incidentals	—	—	4

Standard Products segment non-GAAP operating profit	$—	$—	$29

Standard Products segment GAAP operating margin	NM	NM	26.3%
Standard Products segment non-GAAP operating margin	NM	NM	24.6%
Corporate and Other Revenue	$103	$108	$82
Percent of Total Revenue	4.5%	4.4%	3.7%
Corporate and Other segment GAAP gross profit	11	14	4
PPA effects	(1)	(1)	(1)
Restructuring	—	—	(1)
Stock based compensation	—	—	—
Other incidentals	—	—	—

Corporate and Other segment non-GAAP gross profit	$12	$15	$6

Corporate and Other segment GAAP gross margin	10.7%	13.0%	4.9%
Corporate and Other segment non-GAAP gross margin	11.7%	13.9%	7.3%
Corporate and Other segment GAAP operating profit	(23)	(36)	1,567
PPA effects	(1)	(1)	(1)
Restructuring	(1)	—	(1)
Stock based compensation	—	(1)	1
Merger-related costs	(23)	(29)	(28)
Other incidentals	(1)	(12)	1,596	1)

Corporate and Other segment non-GAAP operating profit	$3	$7	$—

Corporate and Other segment GAAP operating margin	-22.3%	-33.3%	1911.0%
Corporate and Other segment non-GAAP operating margin	2.9%	6.5%	0.0%

1)	Adjustment relates primarily to the gain on the sale of the SP business on February 6, 2017.

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	April 1, 2018	December 31, 2017	April 2, 2017
Revenue	$2,269	$2,456	$2,211
GAAP Gross profit	$1,172	$1,242	$1,079
PPA effects	(19)	(79)	(59)
Restructuring	—	—	(1)
Stock Based Compensation	(9)	(10)	(9)
Other incidentals	—	—	4

Non-GAAP Gross profit	$1,200	$1,331	$1,144

GAAP Gross margin	51.7%	50.6%	48.8%
Non-GAAP Gross margin	52.9%	54.2%	51.7%
GAAP Research and development	$(426)	$(414)	$(367)
Restructuring	—	—	12
Stock based compensation	(31)	(35)	(29)
Merger-related costs	(1)	(1)	(1)
Other incidentals	—	—	—

Non-GAAP Research and development	$(394)	$(378)	$(349)

GAAP Selling, general and administrative	$(248)	$(269)	$(266)
PPA effects	(3)	(5)	(6)
Restructuring	(1)	—	(3)
Stock based compensation	(29)	(33)	(30)
Merger-related costs	(25)	(31)	(29)
Other incidentals	—	(10)	—

Non-GAAP Selling, general and administrative	$(190)	$(190)	$(198)

GAAP amortization of acquisition-related intangible assets	$(360)	$(347)	$(365)
PPA effects	(360)	(347)	(365)

Non-GAAP amortization of acquisition-related intangible assets	$—	$—	$—

GAAP Other income (expense)	$—	$(2)	$1,598
PPA effects	—	—	—
Other incidentals	(1)	(2)	1,596

Non-GAAP Other income (expense)	$1	$—	$2

GAAP Operating income (loss)	$138	$210	$1,679
PPA effects	(382)	(431)	(430)
Restructuring	(1)	—	8
Stock based compensation	(69)	(78)	(68)
Merger-related costs	(26)	(32)	(30)
Other incidentals	(1)	(12)	1,600	1)

Non-GAAP Operating income (loss)	$617	$763	$599

GAAP Operating margin	6.1%	8.6%	75.9%
Non-GAAP Operating margin	27.2%	31.1%	27.1%
GAAP Financial income (expense)	$(68)	$(79)	$(136)
PPA effects	—	—	—
Non-cash interest expense on convertible notes	(11)	(10)	(10)
Foreign exchange gain (loss)	(3)	(3)	(5)
Extinguishment on debt	—	—	(41)
Changes in fair value of warrant liability	—	—	—
Other financial expense	(3)	(11)	(5)

Non-GAAP Financial income (expense)	$(51)	$(55)	$(75)

1)	Adjustment relates primarily to the gain on the sale of the SP business on February 6, 2017.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	April 1, 2018	December 31, 2017	April 2, 2017
Net Income (loss)	$70	$768	$1,318

Reconciling items to EBITDA
Financial (income) expense	68	79	136
(Benefit) provision for income taxes	2	(629)	230
Depreciation	116	145	154
Amortization	375	397	380

EBITDA	$631	$760	$2,218

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(2)	(8)	(5)
Restructuring 1)	1	—	(8)
Stock based compensation	69	78	68
Merger-related costs 1)	26	32	30
Other incidental items 1)	1	12	(1,596)

Adjusted EBITDA	$726	$874	$707

Trailing twelve month adjusted EBITDA	$3,176	$3,157	$3,056
1) Excluding depreciation property, plant and equipment and amortization of software related to:

Other incidental items	—	—	(4)

($ in millions)	Three Months Ended
	April 1, 2018	December 31, 2017	April 2, 2017
Net cash provided by (used for) operating activities	$620	$738	$625

Net capital expenditures on property, plant and equipment	(156)	(132)	(161)

Non-GAAP free cash flow	$464	$606	$464
Non-GAAP free cash flow as a percent of Revenue	21%	25%	21%